Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 5 DATED MAY 21, 2020
TO THE PROSPECTUS DATED FEBRUARY 28, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated February 28, 2020 and Supplement No. 4 dated April 28, 2020, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the transaction price for each class of our common stock as of June 1, 2020;
(3)	the calculation of the net asset value (“NAV”) price as of April 30, 2020;
(4)	update to our distributions; and
(5)	recent real property acquisitions and dispositions.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of April 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 84,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.5 million, consisting of approximately 8,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $136,000 ($45,000 in D Shares and $91,000 in T Shares), and approximately 76,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.3 million. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.0 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $865.7 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of June 1, 2020, and redemptions as of May 31, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$17.11
T Shares	$16.71
S Shares	$16.71
I Shares	$17.38
The transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
NAV Per Share as of April 30, 2020
We calculate our NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at https://www.cimgroup.com/strategies/individual/inav#summary and is made available on our toll-free, automated information line at 866-907-2653. The transaction price as of June 1, 2020 is determined based on our NAV per share as of April 30, 2020. Please refer to the “Valuation Policies” section of our prospectus, as supplemented, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the independent valuation expert. All parties engaged by us in the calculation of our NAV per share, including our advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by the independent valuation expert and our real estate related liabilities are valued quarterly. For the month of April, all of our real properties were valued by our independent valuation expert. The following table sets forth the components of total NAV as of April 30, 2020:

Components of NAV	April 30, 2020
Investments in real estate	$899,441,900
Investment in CIM UII Onshore	50,000,000
Acquisition expenses and deferred financing costs	4,270,359
Cash, marketable securities and other assets	73,801,393
Outstanding debt	(473,581,488)
Accrued performance fee	—
Accrued stockholder servicing fee	(231,566)
Subscriptions received in advance	(11,249,836)
Accrued liabilities	(7,800,404)
Net asset value	$534,650,358
Number of outstanding shares	31,565,940
The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2020:

	D Shares	T Shares	S Shares	I Shares	Total
Net asset value	$280,183,525	$238,004,344	$119,697	$16,342,792	$534,650,358
Number of outstanding shares	16,377,737	14,240,454	7,163	940,586	31,565,940
NAV per share as of April 30, 2020	$17.11	$16.71	$16.71	$17.38
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Anchored Shopping Center	8.41%	7.80%
Retail	7.44%	7.27%
Industrial	7.66%	7.16%
Office	7.45%	7.34%

PROSPECTUS UPDATES
Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 148 of the prospectus.
On May 19, 2020, our board of directors approved the declaration of a distribution for May 2020 of $0.040 per share for each class of outstanding common stock for shareholders of record as of May 31, 2020. The distribution will be paid on a date to be determined by us in June 2020. Given the impact of the COVID-19 pandemic, our board of directors has decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.
Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 22 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 82 of the prospectus, and describes our real estate holdings as of April 30, 2020 and the activity that occurred subsequent to the activity as of April 16, 2020 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of April 30, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 126 properties, acquired for an aggregate purchase price of $894.0 million, located in 34 states, consisting of five anchored shopping centers, 99 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of one retail property with a net book value at the time of closing of $984,000 for a gross sales price of $1.1 million, exclusive of closing costs of $67,000, and did not acquire any properties between April 17, 2020 and April 30, 2020.

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